14 March 2023

Director Declaration

Pursuant to Listing Rule 9.6.14(2), RELX PLC (the “Company") announces that Suzanne Wood, a Non-Executive Director of the Company, has been appointed as a Non-Executive Director of H&E Equipment Services, Inc. with effect from 13 March 2023. H&E Equipment Services, Inc. is listed on the NASDAQ Global Select Market.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724